KA 3/4

SEC 12011972 ISSION

SEC Mail Processing Section

FEB 27 2012

Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8- 46943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cascade Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 S. Cascade Avenue, Suite 1250
(No. and Street)

Colorado Springs (City) Colorado (State) 80903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Beach, President (719) 632-0818
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S. Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth Beach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cascade Investment Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASCADE INVESTMENT GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
December 31, 2011

Cascade Investment Group, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cascade Investment Group, Inc.

We have audited the accompanying statement of financial condition of Cascade Investment Group, Inc., as of December 31, 2011, and the related statements of income and stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascade Investment Group, Inc., as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein LLP

Denver, Colorado
February 10, 2012

Cascade Investment Group, Inc.
Statement of Financial Condition
December 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	379,154
Receivable from clearing organization		14,020
Securities		91,841
Other assets		34,465
Cash held on deposit with clearing broker		25,000
	$	544,480

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses		65,572
Related party payable		9,000
Income tax payable		9,445
		84,017
STOCKHOLDERS' EQUITY		
Common stock, no par value, 50,000 shares authorized, 140 shares issued and outstanding		100,974
Retained earnings		359,489
		460,463
	$	544,480

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Income
For The Year Ended December 31, 2011

REVENUES		
Commissions and asset management fees	$	1,660,229
Investment income (losses)		(4,752)
Interest income		1,866
Total revenues		1,657,343
EXPENSES		
Commissions		805,892
Employee compensation and benefits		371,420
Occupancy		80,446
Clearance fees		118,670
Communications and data processing		44,135
Other operating expenses		206,511
Total expenses		1,627,074
INCOME BEFORE PROVISION FOR INCOME TAXES		30,269
Provision for income taxes		9,028
NET INCOME	$	21,241

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Stockholders' Equity
For The Year Ended December 31, 2011

	Common Stock			Total
	Number of Shares	Amount	Retained Earnings	Stockholders' Equity
Balance, December 31, 2010	140	$ 100,974	$ 338,248	$ 439,222
Net Income	-	-	21,241	21,241
Balance, December 31, 2011	140	$ 100,974	$ 359,489	$ 460,463

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net Income	$ 21,241
Adjustments to reconcile net income to net cash provided by operating activities:	
Net realized and unrealized loss on investment securities	4,752
Changes in assets and liabilities:	
Decrease in receivable from clearing organization	13,937
Increase in other assets	14,384
Decrease in accounts payable and accrued expenses	(8,632)
Increase in related party payable	9,000
Increase in income tax payable	8,956
Cash provided by operating activities	63,638
INVESTING ACTIVITIES	
Proceeds from sale of investments	33,468
Purchases of investments	(30,855)
Cash provided by investing activities	2,613
FINANCING ACTIVITIES	-
NET INCREASE IN CASH	66,251
CASH AT BEGINNING OF YEAR	312,903
CASH AT END OF YEAR	$ 379,154

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of significant accounting policies

Organization

Cascade Investment Group, Inc. (the "Company"), is a Colorado corporation organized on September 16, 1993. The Company is a broker/dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions. The Company maintains two offices in Colorado Springs, Colorado.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

In accordance with FASB ASC TOPIC 740 – "Income Taxes", the Company accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

The Company receives managed account fees from its clients based on the average quarterly value of the clients' accounts. Managed account fees are recorded as they are earned.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Note 1 – Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses, accounts payable, and securities approximates fair value because of the short maturity of these items.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2011, was $7,341.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $403,289, which was in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 21% at December 31, 2011.

Note 3 – Regulatory Provisions

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the provisions of Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements or information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Clearing Agreement

The Company has an agreement with RBC Capital Markets ("RBC") under which RBC clears all securities transactions for the Company's customers and also performs all "back room" functions for the Company. These functions include, among other things, executing customer orders as they are transmitted to RBC, preparing and mailing transaction confirmations and customer statements directly to the Company's customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from RBC based on the number and size of transactions. The Company pays all costs associated with transactions executed through RBC plus a "per transaction" fee based on the amount of business transacted during the month.

The agreement requires, and the Company maintains, a minimum cash deposit with RBC of $25,000.

The Company currently transacts all of its brokerage business through RBC. Should RBC not fulfill its obligations under the agreement, the Company may be exposed to risk. The risk of default depends on RBC's ability to continue to perform under the agreement as well as

Note 4 – Clearing Agreement (continued)

creditworthiness of RBC. It is the Company's policy to review, as necessary, the credit standing and financial viability of RBC.

Commissions receivable from the clearing organization at December 31, 2011, was $14,020.

Note 5 – Investments

The estimated fair market values of investments in securities December 31, 2011, is as follows:

	Cost	Gross Unrealized (Gain)/Loss	Estimated Fair Value
Equity securities	$ 68,669	$ 19,720	$ 88,389
Corporate bond funds	3,223	230	3,453
Total	$ 71,892	$ 19,950	$ 91,842

Income from investments for 2011 consists of the following:

Interest and dividends	$ 1,499
Realized and unrealized gains on investments	(7,282)
Total	$ (5,804)

The estimated fair value of the investments was measured using quoted prices in active markets for identical assets.

Note 6 – Retirement Plan

The Company has a profit sharing plan, which is qualified under Section 401(k) of the Internal Revenue Code. The Company made contributions to the plan for the year ended December 31, 2011, of $23,194.

Note 7 – Commitments

The Company leases office space from an unrelated party under a lease that expires May 31, 2012. Total rent expense for the year ended December 31, 2011, was $80,446. In addition, the Company leases computer and other office equipment. The future minimum lease payments are as follows:

2012	$50,295
2013	6,040
2014	1,170
	$57,505

Note 8 – Income Taxes

The Company accounts for income taxes under Accounting Standards subtopic 740-10, "Income Taxes" ("ASC 740-10"), which requires the use of the liability method. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company's provision for income taxes differs from the tax that would result from applying statutory rates to income before income taxes primarily because the Company has differences resulting from the 50% limitation on meals and entertainment expenses, unrealized gains and losses, and depreciation. During the year ended December 31, 2011, the Company made no estimated tax payments and is expected to owe an immaterial amount in taxes for the year ended December 31, 2011.

Note 9 – Related Party Payable

An officer is due to be paid a director's fee of $9,000 at December 31, 2011. The amount was paid subsequent to year end.

Note 10 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued and has determined that there are no subsequent events that require disclosure.

Cascade Investment Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Total stockholders' equity qualified for net capital from the Statement of Financial Condition	$	460,463
Less: Total nonallowable assets		39,465
Haircut of marketable securities		17,709
Net Capital	$	403,289
Aggregate indebtedness - from the Statement of Financial Condition	$	84,017
Basic net capital requirement	$	50,000
Excess net capital	$	353,289
Ratio aggregate indebtedness to net capital		21%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2011:	$	403,289

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form

The accompanying notes are an integral part of these financial statements.

Cascade Investment Group, Inc.
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2011

Cascade Investment Group, Inc., operates pursuant to the Section K (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
Cascade Investment Group, Inc.

In planning and performing the audit of the financial statements and supplemental schedule of Cascade Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 10, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046943 FINRA DEC
CASCADE INVESTMENT GROUP INC 21*21
90 S CASCADE AVE STE 1250
COLORADO SPRINGS CO 80903-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 3737
B. Less payment made with SIPC-6 filed (exclude interest) 14 JUL 2011 Date Paid		(1853)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		1884
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1884
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1884	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cascade Investment Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Compliance Officer / Sec / Treas.
(Title)

Dated the 20 day of JAN, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN, 20 11
and ending DEC, 20 11

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,657,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	4752
Total additions	4752
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	162,737
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	162,737
2d. SIPC Net Operating Revenues	$ 1,494,606
2e. General Assessment @ .0025	$ 3737
	(to page 1, line 2.A.)

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED UNDER SEC RULE 17a-5(e)(4)

To the Board of Directors
Cascade Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule of Securities Investor Protection Corporation assessments and payments (Form SIPC-7T) of Cascade Investment Group, Inc., for the year ended December 31, 2011. These procedures were performed solely to assist in complying with Rule 17a-5(e)(4), and the report is not to be used for any other purpose. The procedures that were performed are as follows:

1. Compared listed assessment payments with respective cash disbursements record entries;

2. Compared amounts reported on Form X-17a-5 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2011;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compare the amount of any overpayment applied with the Form SIPC-7T on which it was compared.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with the applicable instructions and forms.

This report relates only to the schedule referred to above and does not extend to any financial statements of Cascade Investment Group, Inc., taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 10, 2012